Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Coherent, Inc.

Commission File No.: 001-33962

The following communications were first made available on March 3, 2021 at the Raymond James 42nd Annual Institutional Investor Conference.

CORPORATE PARTICIPANTS

Simon Leopold, Analyst, Raymond James

Alan Lowe, President and Chief Executive Officer, Lumentum Holdings Inc.

Chris Coldren, Senior Vice President, Strategy and Corporate Development, Lumentum Holdings Inc.

Jim Fanucchi, Investor Relations

PRESENTATION

Simon Leopold

So, folks, thank you for joining us. This is Simon Leopold, data infrastructure analyst here with Raymond James. For our next session, we have a fireside chat format with the Management from Lumentum. We’re joined by Alan Lowe, CEO, Chris Coldren, Chief Strategy Officer, and Jim Fanucchi, who supports the Investor Relations efforts.

If you have questions, there’s a box on the upper left of your screen here, so you can enter your questions there, we’ll keep an eye out, but I’ve prepared a list of topics I’d like to go through with Management.

So, without any further ado, just why don’t we start with, for the sake of some of the folks here who are new to the story, how do you like to introduce Lumentum to a prospective new investor?

Alan Lowe

Yes. So, I’d say that we are an independent, standalone public company from 2015, that spun out of JDS Uniphase, and really participate in markets around photonics, and so our focus is innovation, customer focus and working with our customers to allow them to win. We participate in what we think of as five key markets: telecom transport, which is basically the highways or freeways of the telecom Internet networks; telecom transmission, which is basically putting light over those freeways; 3D sensing, that I’m sure we’ll talk about in more detail later, which is really enabling computers to see, envision for face unlocked and LIDAR, and things like that; commercial lasers that really focus on material processing, so we have micro material processing for semiconductors and other types of devices like that, as well as macro machining for cutting and welding of bigger applications; and then our datacom market, which has transitioned over the last couple of years from a transceiver business to an enabler of the transceiver business, so we sell laser chips, leading-edge laser chips for transceivers to interconnect both within a data center, as well as at the edge of the networks.

Everything we do is around photonics and the expertise we have around innovation has really given us an ability to differentiate ourselves from our competitors, grow margins from five years ago in the 30s, 30%, and 5% operating margin to now north of 50% gross margin and north of 30% operating margin. So, an exciting time for us, and a lot of tailwinds that are really exciting for the future.

Simon Leopold

If you sort of step back and think about your outlook for calendar ’21, what’s sort of the aspect you’re most optimistic about, and then let’s balance that and what is your biggest concern?

Alan Lowe

Sure. Well, I think optimism really is around all of the new products and technologies that we’ve introduced for our customers, and they’ve designed networks around, are really being—have been delayed with respect to deployment because of the pandemic. I think, as we get more shots in arms, technicians will be able to go out into central offices, into remote areas, to be able to install these new network architectures, because bandwidth demand continues to accelerate, north of 30% per year, and so these new networks that we’ve been working on with our customers are ready to go and networks need them. So, from that perspective, it’s an exciting time for our telecom business, and our datacom business is in a similar situation, in that having these kinds of interactions is really driving the need for bigger hyperscale data centers, cloud-type applications, and our datacom chips really are on the leading edge of that tailwind.

I’d say I’m concerned about not a lot. I mean, I think there’s a lot of tailwinds, and we’re not at a peak time for any of our markets today, and so I think we have opportunity for market share growth, as well as just market growth, and our differentiated products are really enabling our customers to win. So, that’s exciting.

Simon Leopold

Great. I don’t want to take up our entire discussion today talking about the Coherent bid, but I can’t ignore it, and it’s clearly a topic investors have interest in. You placed a bid to acquire Coherent and you have a signed agreement, but subsequently a few other people have placed some bids, so could you maybe catch us up on, maybe briefly, what’s the rational for why you made this offer, and where does this process stand?

Alan Lowe

Sure. It’s more than an offer, to your point. We made an offer, we negotiated an agreement and we have a signed merger agreement with Coherent, that we are executing upon with them, that didn’t come overnight. On January 19th, there were many—we announced it—there were many weeks and months of diligence, negotiations, that got us to the point of making that announcement on the 19th.

I’d say, from a strategic rational, if you look at the five markets that we participant in, we are a leader in four of the five, from a technology and market share standpoint, differentiated product standpoint. The one that we’re not is our commercial lasers business, and the acquisition of Coherent gives us that ability to be leader in all five.

So, we’re marching down the path of doing the regulatory filings and executing upon the merger agreement per the agreement, and I think there’s more to it than just the synergies. If you look at what Coherent brings to us, it’s a broad range of leading-edge laser technology and products, a sales organization that is much, much bigger than us, and a service organization of people that are focused on customers. I think our lasers business, combined with theirs, will allow us to grow both, so we’ll have some positive revenue synergies, that we haven’t really talked about publicly, but we believe their sales organization and service organization is the best in the industry and it will accelerate our growth.

Then, if you look at where our lasers business gross margins were, if you look at even an example in a depressed quarter, last quarter, we were about 10% the size of Coherent, and our gross margins were 47.5%. I think, working together with Coherent, as we integrate the two companies, we’ll be able to lift the gross margins of the combined laser company to make it really a tailwind to improve gross margins across the board. So, it’s an exciting time.

I think there’s a lot of complementary nature of the product lines, there’s not a lot of overlap, and from the regulatory process, we think there’s clear sailing in all of the regulatory approvals, and we signed up for some provisions in the—antitrust provisions that are best-in-class and make the closure of the deal very assured to the Coherent Board and shareholders. So, it’s exciting.

Simon Leopold

What would be the next step or the next milestone? Does Coherent need to officially accept or reject competing offers, and what’s the timeframe for when analysts will get some kind of update?

Alan Lowe

Well, I think, you know, they don’t need to do anything. We have a merger agreement that we’re marching down. If their Board does determine that one of the two competing bids is superior to the one that has been signed, they’ll need to make that determination and let us know. I think, as new offers come in, or as or if new offers come in, our merger agreement allows us to get those offers shortly after they go to Coherent, so we’ll get a good indication of what they are. I think, as we look back on the offers that came across in the initial topping bid, there were a lot of challenges in those agreements with respect to assurance of closure, and I think a high headline number that can’t get closed is nothing for their shareholders. So, I think, from our perspective, we have a deal that’s sure to close at a fair and reasonable price, but it’s going to be up to their Board of Directors to determine whether or not there’s a superior offer that’s actionable, and then the next step is they inform us their intent to break our deal and we have a period of time before we have to either decide to take the breakup fee of $217 million or to match, to our best ability, one of those offers that they deemed superior to ours.

Simon Leopold

As a sell-side analyst, you know my view, I’m in print on it, so I won’t push you any further on this. I’d rather pivot now and talk more about your business. You made this point of being a leader in four out of your five businesses, and I want to unpack this a little bit, where I think you’ve asserted your products have technological leads, in some cases, ROADMs by year, and you’ve talked about 3D sensing and progress in LIDAR. Maybe just walk us through how you frame your competitive lead in terms of time to market, features, functions, from a product perspective.

Alan Lowe

Yes, I think our approach towards innovation and product development and differentiation really is focused on working with our customers to help them win, and we are a very customer-focused company. You take the example that you brought up, ROADMs. We partnered with a company five years ago that helped fund some of the development, but to develop this MxN ROADM technology. It’s in the market today. It started in China. It’s ready to go in the Western globe. It was really based on a need that our customers saw, and their customers saw, and so from that perspective—and our competitors said it couldn’t be done. That’s the best possible innovation that I can even imagine, where your competitors don’t think it can be done, so they’re not spending time and effort on it, and our customers are pulling hard on it. That gave us a multi-year advantage, because making a complex ROADM, like this, takes probably three to four years, and to try to catch up with us is going to take three or four years.

So, from that perspective, that’s a good example of leadership, where our customers initially are nervous about betting their next generation of architecture on a sole-sourced product, but at the same time it also brings us closer, as a partner, to our customers, where we sign up for putting the capacity in place to support them, price reductions over time, and they sign up for buying the product from us. It’s really a changing dynamic in our industry, where we don’t go through every year or every six months these auctions on products that determine your share. That’s the way it was probably eight years ago, and it’s really transitioned to a closer partnership of collaboration with our customers and innovation around helping them win in their markets.

Simon Leopold

And how about in some of the other product categories, like 3D sensing, and maybe even your datacom, how do you see your competitive positioning?

Alan Lowe

Sure. I mean, in 3D sensing, our track record kind of speaks for itself, in that we are the launch supplier for our lead customer, and we’re the launch supplier for many applications that we’re relatively small, but in the Android space, and so our customers look at us as an extension of their R&D Teams and we work side-by-side with them, and talk about trade-offs. They talk to us about what they’re trying to accomplish, we tell them what’s possible and what could be possible even three years from now, and so that kind of collaboration really puts us in the driver’s seat with respect to ensuring that we develop the technology for our customers and then others can try to chase and follow. To my point earlier, four years later our competitors are finally coming up to speed on products that we introduced in 2017. New chips are being developed today that’ll be introduced for our main customer this year and Android customers late this year and early next year, that they’re going to have to chase again. So, I think the future is very bright there.

Then, on datacom chips, we’ve made some recent product announcements that are game-changing. We’re not only talking to the transceiver customers of ours, but we’re talking to the hyperscaler end customers about what are their needs three and five years from now, and we had that conversation with them years ago, and we’ve developed the products and technology, that they then tell the transceiver manufacturers, their suppliers, to buy from Lumentum, and that has really transitioned from us being a competitor to those transceiver customers to a partner with those transceiver customers, because we no longer make transceivers and we’ve divested that business.

Simon Leopold

I want to pivot again, and I guess I call this list of questions poking the bear. I want to sort of bring out some of the bear arguments we hear and have you address them. One is around the concept that you’re hitting peak margin, and I think the argument is grounded in the idea that optical components are inevitably a mid-30s gross margin business, and your good-times double-digit operating margin, I think, has been doing a little bit better than that, so maybe help people understand what’s changed, what’s different, and why do you think it’s sustainable.

Alan Lowe

Yes, I think a couple things, one of which is what I talked about before, which is the partnership with customers and differentiated products and signing up for long-term agreements, where they get what they need and we get what we need. So, that’s one dynamic, industry dynamic.

I’d say the other dynamic is a shift to more chip-based. If you look at our 3D sensing and our datacom business, those are chip-based products and revenue that look more like semiconductors, and so from that perspective, the margins are higher than the corporate average, and as those businesses grow, our gross margins will continue to grow.

So, I think it’s a combination of industry dynamic, differentiated products and the chip-based business that really enable our customers to win in the market.

I don’t think that we’re at a peak. I’d say that, if you look at last quarter’s margins at 53% gross and 35% operating margins, those are pretty good margins, especially if you look back five years ago when we spun out of JDS Uniphase, the margins were as you discussed, right, 30%, low 30s, and operating margins in the single-digits, we’ve come a long way from, and I think we’ve shown that we can divest products where they’re either a drag on margins and we can focus on the ones that are differentiating to our customers, and that’s what we’ve done and that’s what we’re going to continue to do.

If you put on top of that the Coherent acquisition, our focus and effort is really to bring the best of both worlds together, between a fantastic team at Coherent and a great team at Lumentum, and really bolster those margins as a combined company, and I think that we can do that, and I’m very confident we will do that.

Simon Leopold

Now, the next bear argument focuses specifically on the 3D sensing market. Essentially, it’s this concept that you’ve lost market share in the last couple quarters as your primary competitor has ramped production, and so the idea here is that let’s extrapolate this trend we’ve seen and take it to the end of he year, therefore, Lumentum moves from a majority position to a minority position. How do you think about what’s going on in market share, specifically, in 3D sensing?

Alan Lowe

Yes, I mean, I think if you look back over the last four years of product launches, we had a disproportionate amount of share because of our competitors’ inability to manufacture the product in high volume with quality that we’ve proven. From that perspective, we’ve been saying that we’re not going to maintain 95% share forever, and finally, four years later, our competitor is coming up to speed on chips that we were making four years ago. I’d say that balancing act of share is done, except with respect to new products, and so as we introduce new products, we are going to get another disproportionate share, like we did on the world-facing product. While it was introduced on a tablet and then later last year on a phone, we got most of that business, if not all of it, and now our competitor is coming up to speed a year later. So, I think, from that perspective, I’m very optimistic that as our customers, both our main customer, as well as the Android ecosystem, start introducing new chips, we will be on the lead of that. We have negotiations with our customers, that we don’t want to take advantage of. We want to make sure that even though we’re in the driver’s seat on initial launches, we want to be fair and reasonable about pricing, so that they continue to use us as their launch supplier and the R&D partner now and in the future.

Simon Leopold

The third one has to do with your telco equipment market, basically selling to OEMs, and this is this new technology that’s known as the ZR Pluggable. We don’t need to necessarily get into the weeds on what this is, but the bear argument is that this new widget displaces optical systems, and so is bad for your customers and, therefore, bad for Lumentum. How do you feel about this particular threat to your business?

Alan Lowe

Well, I don’t think it’s a threat, I think it’s an opportunity. As I said earlier, our telecom transmission business is highly focused on enabling the ZR market, the 400-gig, the 600-gig, 800-gig transmission speeds, with state-of-the-art indium phosphide tunable lasers, receivers and modulators. We have great products that enable that ecosystem, because you can’t make a ZR module or a 400- or 600- or 800-gig transmission product without a tunable laser and modulator or receivers, they need those components, and I think, from our perspective, we’re enabling that and it’s a tailwind for us, not a headwind.

Simon Leopold

Great. I want to talk a little bit more about the 3D market, and maybe just sort of big picture, how do you think about the TAM in 2021, and longer term? Not simply who’s got what share, but what’s your view on this market? Is it a growth market?

Alan Lowe

Well, absolutely, and maybe if you take a look at—even through all this share discussion and rigmarole that people are worried about, we’re growing our 3D sensing business year-over-year, and you put on top of that the challenges that Huawei had—we had business with Huawei a year ago, it was meaningful. It wasn’t our largest customer, but we had the vast majority of share on that product, and that has now stopped. So, even with losing our number two customer—not a loss, but they haven’t been able to make their high-end phones—we’ve been able to grow our 3D sensing revenue because of market growth and more adoption of 3D sensing, more content per device, more adoption across the board.

I’d say that looking forward, we’re going to continue to see market growth, both at our main customer, as they put things on more devices and more content in each of the existing devices, but we’re starting to see a strong pull—and I shouldn’t say “starting,” because there’s been a strong pull—of the Android customer base, both in China, as well as in Korea, and I think, from our perspective, the introduction of world-facing on our lead customer, and the ability and capability that that gives people to do computational photography, has really accelerated the need and desire of the Android ecosystem to adopt 3D sensing on the world-facing and then, hopefully, on the front-facing, as well.

Maybe, Chris, you can chime in a little bit more here, too.

Chris Coldren

Yes, I mean, not only do we have growth within mobile phones, if you will, obviously there’s the opportunity to proliferate into other consumer electronic devices, wearables, etc., within our lead customer, and then, as Alan alluded to, the Android customer base is very—at least on a year-over-year basis, very little amount of Android revenue, and so as they step up and try to replicate essentially what our lead customer has done with their world-facing capability that augments the triple camera, we expect that everybody offering a high-end smartphone that’s got an equivalent camera, in order to achieve the similar performance and photographic quality, you’re going to need to incorporate that same capability. You go even on a longer time scale, then, obviously, there’s the opportunities that are emerging in LIDAR or automotive, industrial applications for 3D sensing and LIDAR, and there are markets that are comparable or larger than what we’re seeing in the consumer space, given the potential for laser-based content, if you will.

So, we feel that the 3D—we lump LIDAR into our 3D sensing business unit, if you will, and we believe that that’s got a long way to go, given it’s just today concentrated in, you know, one-ish customer who doesn’t—you know, has good market share, but not even the highest market share in the markets they participate in. As it proliferates out more broadly, our leadership position at that customer continues to put us in a great position to be the leader in other accounts and continue to grow our business.

Simon Leopold

I want to follow up on Android and LIDAR separately. On Android, have you secured design wins? I guess I’m trying to get a sense of your confidence and your visibility, as well as what do you see as the timing for when that business would really be material.

Chris Coldren

I think maybe that, certainly, we are well down the road with the right customers. The real challenge in handicapping the future is obviously this is a consumer space, so product cycles that we expect to intersect, or potentially intersect, will be early next calendar year for the customer’s product launch, so maybe a little ahead of that we would be launching, but just like our lead customer, decisions are not cast in stone quite yet, if you will. In the coming months, decisions about product architectures will be made. But, I think what we’ve really seen is a noticeable difference in the level of, you know, which kind of team you’re talking to and how far they are down the design process, if you will, of their products, and that’s very different than in prior years, where we thought we had an opportunity and it didn’t see the light of day.

But, nonetheless, I think the other sort of factor that drives this is that for the photography application, our customers are already, without 3D sensing, doing computational photography. They have multiple cameras, other optical sensors, they write software to integrate the data coming from those sensors, so the bar to get over, or the barrier for adopting 3D sensing is much lower in this computational photography than it was for the face ID, which is a much more challenging application, that our lead customer surmounted, because they control hardware, software and the entire user experience, whereas in the Android space, they’re much more reliant on the ecosystem to provide different pieces of it, but in the case of the camera side of things, this is something they’re already doing; i.e., sensing, adding into the algorithms, so to add the 3D sensor is less of a leap technologically and therefore—and the performance speaks for itself, so it seems like a much more probable thing. Hence, why they’re putting so much pressure on us and others to deliver into this.

Simon Leopold

Now, I want to follow up on the LIDAR opportunities. Certainly, just perusing some Google searches and SPACs related to LIDAR module companies, they seem to be pretty highly valued. Are those companies vertically integrating or are those your customers? Could you help us understand what you’re doing in this market and maybe a better sense of the timing? You indicated it was similar in size, potentially, to your smartphone opportunity, but when and how do we get there?

Alan Lowe

Yes, I think the SPAC stuff is very interesting. I think our focus is really enabling them. We’re not competitors with these LIDAR companies at all. In fact, we’re a key partner to most of them. I think our strategy is around enabling them, because it’s not clear which one’s going to be the winner. We can go into any of these LIDAR manufacturers, or, for that matter, Tier 1 auto suppliers, or even the OEMs of the autos themselves, and say, “Hey, we have this range of products from 900 nanometer to 1.3 to 1.5 edge emitters to VSCELs, to Coherent lasers,” because all of those have a home in LIDAR in one shape or another, and so we have kind of the smorgasbord of lasers that support LIDAR, as well as in-cabin and collision-avoidance type of detectors. From that perspective, we are kind of agnostic to what they pick, and I think the feedback we get is, “It’s nice to be able to choose from your portfolio, as opposed to you trying to sell me what you have,” because we have just about every kind of laser you can imagine. So, that’s our focus.

Who’s going to win, it’s not clear, and I think the Amazons of the world can change who’s the winner and loser overnight. When they say, “Hey, we’re going to get these 100,000 last-mile delivery vehicles from Company X,” we want to be in that Company X, and just not knowing which one it is makes it hard to place a single bet or a few bets—we’re placing many, many bets.

Simon Leopold

I want to take the conversation to your telecom-oriented products. Let’s start out with the transport platform. We talked a little bit earlier about your competitive advantage, your lead in ROADMs, which is a device that allows light to be switched, change directions, colors. This business has been a little bit soft, maybe a little bit disappointing to folks following the company, off the peak. Help us understand what’s going on there, how much of it is the market, how much is related to the trade bans related to Huawei? Just maybe build a bridge and help us understand where it’s going.

Alan Lowe

Sure. I think the primary reason of, to your comment, softness, I mean, we are—we’re not at a peak, by any means, we’re in a trough with respect to telecom today. I think the main driver for that is the fact that when people need more bandwidth, they buy products that they bought a year or three years ago, because it’s easy to add another wavelength at 100-gig or 200-gig, so that’s kind of been the way of getting by with these bandwidth demands that continue to accelerate. I’d say what has held it back is the ability to put these new network architectures in the field. I’d say that that’s coming, as technicians are able to get out into the field and into the central offices to deploy these new architectures.

I’d say the other thing that’s an opportunity for us is many, many historically Huawei customers are looking at alternatives, and if you extrapolate that forward and say, “Okay, they’re going to go with a Western customer of ours to displace or add onto a Huawei network,” our share of wallet in the Western suppliers is much, much larger than our share of wallet in Huawei. That changed in May of 2019, when the U.S. first took a shot at Huawei, and then later last year. Huawei buys from us what is differentiated and they can only buy from a U.S. supplier like us, and they’re going to continue to buy that, but that makes our share of wallet of Huawei disproportionately small compared to our Western customers. So, as that transition happens, we will benefit as a result of having a larger share of wallet.

Simon Leopold

I guess one of the things that we’re being asked often is—commentary from some of your customers, OEMs, are arguing that in a post-pandemic world, given what’s going on in Western carriers, or maybe more specifically, non-Chinese carriers, that 2021 appears to be a very back-end-loaded year, that it’s a second-half year. Now, maybe some of that’s normal seasonality, but is that consistent with your view, and what’s your thought on why?

Alan Lowe

Yes, it’s consistent with our view, because I’d say bandwidth is continuing to grow, bandwidth demands continue to grow, and these new network architectures that I’ve been talking about aren’t being deployed as a result of not being able to put people on planes, in central offices to deploy these new networks. There’s a ton of activity going on. Lab trials, field trials, all that stuff is done. Our customers are ready to deploy these.

I’d say your timing is right, it’s the second half of the year. I don’t see—we should start seeing that late next quarter, but I’d say it’s really deployments in a meaningful way in the second half of the year, and that’s not as typical seasonal that we typically see. This is really, I think, a result of new network architectures that should have been deployed late last year and early this year, that are being delayed to the second half of the year due to the pandemic.

Simon Leopold

One of the aspects of the telco market that we’re hearing—I’ll describe it as a buzz, for lack of a better word, but that submarine sounds like a particularly good growth driver, and that’s a market that typically demands some high-performance components. Could you maybe talk about what your take is and what your contribution is to the submarine market?

Alan Lowe

Yes. So, the submarine market is a unique market. People, companies lay cables at the bottom of the ocean, that need to be amplified, the signal or the light needs to be amplified periodically. We provide the technology and capability and products that do that amplification at the bottom of the ocean. You can imagine the stringent requirement around reliability when you have something at the bottom of the ocean, that if it breaks, you have to send out a ship, pull up the cable, repair it, that cost millions, and so there is an extreme, extreme reliability and consistency needed for those products, and we’ve got a track record of supplying into that submarine space for 20-plus years. So, from our perspective—and you’re right, the submarine market is on fire, it is very strong, as data centers are popping up all over the world that need to be interconnected. The hyperscaler companies are putting in their own cables, there a consortium of cables that are going in, and we’re providing most of the amplification that are sitting at the bottom of the ocean.

Simon Leopold

How material is this kind of product within your telco segment? Is it a small fraction, 10%, 25%, what’s sort of the context?

Alan Lowe

It depends on the quarter. As a customer of ours gets a cable order that needs to be deployed over the next two years, we’ll get an uptick in demand and go, but I think the strength that we’ve seen recently has been pretty consistent. It’s in the 10-ish percent of our transport business, that’s where it exists. I’d say its margins are—as you can imagine, with the stringency of the reliability requirements and quality requirements, margins are above our transport average margin, so it contributes more than that at the bottom line.

Simon Leopold

Within your transmission business, when you acquired Oclaro, they were essentially the best, the leader in a device called the CFP2-ACO, which was basically a widget you could plug into a system and get Coherent (inaudible), and so that market’s evolving, we’re hearing about higher speed. Could you help us understand how the transmission business portfolio has evolved since the Oclaro acquisition and where you stand in terms of a view on 2021 for transmission?

Alan Lowe

Yes, I think the pandemic actually changed the dynamics we had expected. To my point earlier, when bandwidth demands required more bandwidth, people would buy our ACO and plug them in, to your point, it’s a very easy thing to do and add capacity to that end. So, we saw strengthening of our ACO business over the past three years, since the acquisition was done. We’re continuing to see strength there. We’re also seeing strength in our 200-gig DCO, and soon to be our 400-gig DCOs, that we’re sampling to customers and in qualification. So, I think, from that perspective, the transmission product line is robust. The components that enable others to make these DCOs or line cards at higher speeds is also robust, and I think the team we acquired with Oclaro is doing a fantastic job.

Simon Leopold

Then, within the business you’re doing in China, I think, maybe last quarter you talked a little bit about maybe some pauses related to 5G. Could you maybe give us an update on how the China market looks for you guys?

Alan Lowe

Chris, do you want to take that one?

Chris Coldren

Sure. Certainly, the pauses we discussed in the China market really related to the front-haul datacom portion there, because, obviously, there’s a large Chinese customer who’s significant share of deploying 5G base stations and negative impact of trade regulations, etc., caused a pause or slowdown in that market. That said, appreciating 5G is actually telecom, not datacom, in a system level, but where we supply other products into customers in China, in general, is actually on, in general, the uptick, and that’s due to them rolling out the next generation networks and, in particular, incorporating ROADMs. This is outside of our historic largest customer in China also adopting ROADM architecture. So, we’re seeing strong growth with those customers driving adoption of high-port-count-type ROADMs. So, overall, China is on a positive trajectory, perhaps in some ways ahead of the West, just given less of a negative impact of COVID in that geography.

Simon Leopold

So, as sometimes happens, we’ve run out of time before we’ve run out of questions, but I want to close with the following: What do you think is the least appreciated aspect of Lumentum’s story, and I’ll let you finish up with that?

Alan Lowe

I think it’s around how the industry has changed so dramatically and how our differentiated products have changed the game with respect to how we work with our customers and how our customers win and how they view us as a partner and an extension of their R&D Teams. I think, as you look at 3D sensing or transport or transmission, or even our commercial lasers business and datacom, we are focused on innovation, innovation for differentiation, and that allows us to drive our gross margins, help our customers by providing them value for them to win, and really has changed the trajectory of our business. So, it’s an exciting time at Lumentum.

Simon Leopold

Great. I appreciate you spending time with us today, and, folks, for joining us. So, Alan, Chris, Jim, thanks for participating in this call, and for those of you who joined us, this is Simon Leopold with Raymond James signing out with our session with Lumentum. Thanks a lot, guys. Bye-bye.

Alan Lowe

Great. Thank you, Simon.

Chris Coldren

Thank you, Simon.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving Lumentum Holdings Inc. (“Lumentum”) and Coherent, Inc. (“Coherent”). In connection with the proposed transaction, Lumentum will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the joint proxy statement of Lumentum and Coherent that will also constitute a prospectus of Lumentum. The information in the preliminary proxy statement/prospectus is not complete and may be changed. When the joint proxy statement/prospectus is finalized, it will be sent to the respective stockholders of Coherent and Lumentum seeking their approval of their respective transaction-related proposals.

Lumentum may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell Lumentum securities, are not soliciting an offer to buy Lumentum securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

LUMENTUM AND COHERENT URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Lumentum (when they become available) may be obtained free of charge on Lumentum’s website at www.lumentum.com or by contacting Lumentum’s Investor Relations Department at investor.relations@lumentum.com. Copies of documents filed with the SEC by Coherent (when they become available) may be obtained free of charge on Coherent’s website at https://investors.coherent.com/ by contacting Coherent’s Investor Relations at investor.relations@coherent.com.

Participants in the Solicitation

Each of Lumentum, Coherent and directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of the respective stockholders of Coherent and Lumentum in connection with the proposed transaction is set forth in the proxy statement/prospectus to be filed with the SEC. Additional information regarding Lumentum’s executive officers and directors is included in Lumentum’s definitive proxy statement, which was filed with the SEC on September 25, 2020. Additional information regarding Coherent’s executive officers and directors is included in Coherent’s definitive proxy statement, which was filed with the SEC on April 6, 2020. You can obtain free copies of these documents using the information in the paragraph immediately above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and Lumentum’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Coherent and Lumentum, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iii) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (iv) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (v) Coherent’s and Lumentum’s ability to implement its business strategy; (vi) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (vii) potential litigation relating to the proposed transaction that could be instituted against Coherent, Lumentum or their respective directors; (viii) the risk that disruptions from the proposed transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (ix) the ability of Coherent or Lumentum to retain and hire key personnel; (x) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xi) uncertainty as to the long-term value of Lumentum common stock; (xii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiii) general economic and market developments and conditions; (xiv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xv) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvi) restrictions during the pendency of the proposed transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xvii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xviii) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xix) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xx) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Coherent’s or Lumentum’s consolidated financial condition, results of operations, or liquidity. Neither Coherent nor Lumentum assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.